Exhibit (a)(2)

news release

NYSE: TC
May 21, 2014	TSX: TCM

THOMPSON CREEK ANNOUNCES EXCHANGE OFFER
FOR ITS 6.50% TANGIBLE EQUITY UNITS

Denver, CO  — Thompson Creek Metals Company Inc. (the “Company” or “Thompson Creek”), a diversified North American mining company, announced  today the commencement of an offer to exchange any and all of its 6.50% Tangible Equity Units (CUSIP No. 884768 300; ISIN CA8847683007) (the “TMEDS”) for shares of its common stock (the “Common Stock” and such offer to exchange, the “Exchange Offer”).  The exchange offer is not being made to prior holders of TMEDS that have already exercised their right to separate the TMEDS into their component parts.

The TMEDS were originally issued by the Company on May 11, 2012 in an aggregate amount of 8.8 million units, of which 8.34 million units remain outstanding. Each unit of TMEDS consists of a prepaid stock purchase contract and an amortizing note, and can be separated at any time by holders thereof into its component parts. The TMEDS mandatorily convert into shares of the Company’s common stock on May 15, 2015. A maximum of 44,935,086 shares of common stock may be issued by the Company on May 15, 2015 pursuant to the terms of the TMEDS.

The Company is conducting the exchange offer to reduce its outstanding debt and the future cash coupon on a portion of its debt through the issuance of its common shares.  The Company believes that the exchange offer is a fiscally prudent measure that will ultimately improve its capital structure.  As of March 31, 2014, approximately $16.4 million of the Company's total debt was attributable to the amortizing notes portion of the outstanding TMEDS.  The proposed consideration for each unit of TMEDS tendered for exchange consists of the maximum number of shares of common stock that would otherwise be issuable to settle the TMEDS’ prepaid common stock purchase contract portion on the mandatory settlement date of May 15, 2015, plus an additional amount of common shares equivalent to US$1.00, as described further below.

Subject to the terms and conditions of the Exchange Offer, each holder of TMEDS (each, a “Holder” and collectively, the “Holders”) may tender all or a portion of such Holder’s TMEDS in exchange for 5.3879 shares of Common Stock per TMEDS unit plus the number of shares of Common Stock equal to U.S. $1 divided by the five day Weighted Average Price (as defined in the Offer to Exchange, dated May 21, 2014 (the “Offer to Exchange”)) per TMEDS unit (the “Exchange Ratio”).  The Exchange Ratio will be subject to a maximum of 5.7879 shares of our Common Stock and a minimum of 5.6379 shares of our Common Stock per unit of TMEDS validly tendered and accepted for exchange.  Assuming all 8.34 million units of TMEDS currently outstanding are tendered for exchange and assuming the maximum exchange ratio, the Company would issue 48,271,086 shares of its common stock (3,336,000 more than would be issued on May 15, 2015 pursuant to the mandatory conversion of the TMEDS on such date).  Fractional shares will not be issued in the Exchange Offer and cash will be paid in lieu of any fractional shares.  The Exchange Ratio will be announced in a press release issued by the Company prior to 9:00 a.m., New York City time, on June 17, 2014.  Holders who tender TMEDS pursuant to the Exchange Offer will receive a number of shares of Common Stock greater than the maximum number of shares of Common Stock such Holders would receive upon the automatic conversion of the TMEDS on May 15, 2015.

The Exchange Offer will expire at 11:59 p.m., New York City time, on June 18, 2014, unless extended or earlier terminated by the Company (the “Expiration Date”).  Holders who wish to participate in the Exchange Offer must validly tender, and not withdraw, all or a portion of their TMEDS before the Expiration Date.  Tenders of TMEDS pursuant to the Exchange Offer may be withdrawn at any time until the Expiration Date.

As more fully described in the Offer to Exchange, Holders who tender, and do not withdraw, their TMEDS pursuant to the Exchange Offer and whose TMEDS are validly accepted for exchange pursuant to the Exchange Offer will have their units of TMEDS retired and cancelled, will not be entitled to receive further quarterly cash payments on the TMEDS following the settlement date of the Exchange Offer and will also not be entitled to separate the TMEDS into their component parts, consisting of the prepaid stock purchase contract and separate amortizing note.  Holders who do not tender, or who tender and withdraw, TMEDS prior to the Expiration Date will continue to hold such TMEDS subject to their current terms and conditions. However, the New York Stock Exchange will consider de-listing any outstanding units of TMEDS if, following the Exchange Offer, the number of publicly-held outstanding units of TMEDS is less than 100,000, the number of Holders of outstanding units of TMEDS is less than 100, the aggregate market value of the outstanding units of TMEDS is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding units of TMEDS in light of all pertinent facts as determined by the New York Stock Exchange.

The consummation of the Exchange Offer is conditioned upon the satisfaction or waiver of the conditions set forth in the Offer to Exchange. Subject to applicable law, the Company may amend, extend or terminate the Exchange Offer.  The listing of the Common Stock to be issued in connection with the Exchange Offer is subject to the approval of the New York Stock Exchange and the Toronto Stock Exchange.

The terms of the Exchange Offer are set forth solely in the Offer to Exchange, the accompanying Letter of Transmittal, and pursuant to a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2014. Persons with questions regarding the Exchange Offer should review the Offer to Exchange and/or contact Global Bondholder Services Corporation, the information agent for the Exchange Offer, at (866) 470-4200.

This news release is neither an offer to exchange, purchase nor a solicitation of an offer to sell any TMEDS. The Exchange Offer is made only by, and pursuant to the terms set forth in the Offer to Exchange, and the information in this news release is qualified by reference to the Offer to Exchange and the accompanying Letter of Transmittal.

The Common Stock will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act and the exemption from state securities law requirements provided by Section 18(b)(4)(C) of the Securities Act. The Company has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder. Any such solicitation or recommendation of tenders by persons other than the Company must not be relied upon by you as having been authorized by the Company.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is a diversified North American mining company. The Company’s principal operating properties are its 100%-owned Mt. Milligan mine, an open-pit copper and gold mine and concentrator in British Columbia, its 100%-owned Thompson Creek Mine, an open-pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open-pit molybdenum mine, concentrator and roaster in British Columbia, and the Langeloth Metallurgical Facility in Pennsylvania. The Company’s development projects include the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia and the Maze Lake property, a gold exploration project located in the Kivalliq District of Nunavut, Canada. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements”. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “future,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Our forward-looking statements include statements with respect to the timing and completion of the Exchange Offer.

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. Important factors that could cause actual results and events to differ from those described in such forward-looking statements include the Company’s ability to complete the Exchange Offer in accordance with its expected timetable and the other risks described in the section entitled “Risk Factors” in our Offer to Exchange, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Although we have attempted to identify those material factors that could cause actual results or events to differ from those described in such forward-looking statements, there may be other factors, currently unknown to us or deemed immaterial at the present time, that could cause results or events to differ from those anticipated, estimated or intended. Many of these factors are beyond our ability to control or predict. Given these uncertainties, the reader is cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Pamela Solly Director, Investor Relations and Corporate Responsibility Thompson Creek Metals Company Inc. Tel: (303) 762-3526 psolly@tcrk.com